UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

The Macerich Company

(Name of Issuer)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

554382101

(CUSIP Number)

Jeff Davis

Senior Vice President and General Counsel

Ontario Teachers’ Pension Plan Board

5650 Yonge Street, 3rd Floor

Toronto, Ontario M2M 4H5

Canada

(416) 228-5900

With a Copy to:

William G. Farrar

Sullivan & Cromwell LLP

125 Broad Street

New York, New York 10004

(212) 558-4940

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 8, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 554382101	Page 2 of 7 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Ontario Teachers’ Pension Plan Board
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ontario, Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 23,286,237
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 23,286,237
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,286,237
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.2%
14	TYPE OF REPORTING PERSON (See Instructions) FI

SCHEDULE 13D

CUSIP No. 554382101	Page 3 of 7 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) 1700480 Ontario Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ontario, Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 23,286,237
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 23,286,237
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,286,237
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.2%
14	TYPE OF REPORTING PERSON (See Instructions) CO

This Amendment No. 4 (this “Amendment No. 4”) amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on November 24, 2014 (the “Original Schedule 13D”), Amendment No. 1 to the Original Schedule 13D filed with the SEC on May 8, 2015 (“Amendment No. 1”), Amendment No. 2 to the Original Schedule 13D filed with the SEC on May 15, 2015 (“Amendment No. 2”) and Amendment No. 3 to the Original Schedule 13D filed with the SEC on March 9, 2016 (“Amendment No. 3”, and together with the Original Schedule 13D, Amendment No. 1, Amendment No. 2 and this Amendment No. 4, the “Schedule 13D”) with respect to the common stock, par value $0.01 per share (the “Common Stock”), of The Macerich Company, a Maryland corporation (the “Issuer”), filed by Ontario Teachers’ Pension Plan Board, an Ontario, Canada corporation (“Teachers’”), and 1700480 Ontario Inc., an Ontario, Canada corporation (“1700480”), wholly owned by Teachers’. Capitalized terms used herein and not otherwise defined have the meanings assigned to such terms in the Original Schedule 13D. All items or responses not described herein remain as previously reported in the Original Schedule 13D, as amended and supplemented by Amendment No. 1, Amendment No. 2 and Amendment No. 3.

All calculations with respect to beneficial ownership of the Issuer’s Common Stock set forth in this Schedule 13D are based on 143,625,500 shares of Common Stock outstanding as of August 2, 2016, as reported on the cover of the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2016, filed with the SEC by the Issuer on August 3, 2016 (the “June 2016 Form 10-Q”). Based on information reported by the Issuer in the June 2016 Form 10-Q, the Issuer repurchased 5,930,209 shares of its Common Stock between April 19, 2016 and July 11, 2016. The Issuer’s repurchases resulted in the increase in beneficial ownership of the Reporting Persons reported in this Amendment No. 4 from 15.6% in Amendment No. 3 to 16.2%.

Item 2.	Identity and Background

Item 2 of the Schedule 13D is hereby amended solely with respect to Schedule A attached hereto.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following immediately prior to the last paragraph thereof:

On August 8, 2016, the Issuer, Teachers’ and 1700480 executed an agreement (the “Letter Agreement”) that: (i) amended the Limited Waiver to change the “Excepted Holder Limit” from 14.9% to 19.9% and to provide that, if Teachers’ Beneficial Ownership does not equal or exceed 19.7% at any time on or prior to July 31, 2021, then from and after that date the Excepted Holder Limit automatically will be reset to the highest Beneficial Ownership percentage actually reached by Teachers between August 1, 2016 and July 31, 2021; (ii) amended the Registration Rights Agreement to replace the definition of “Shares” with “all Common Shares directly or indirectly held from time to time by the Holders and their respective Affiliates”, and (iii) amended and restated Section 2.4 of the Master Agreement with the effect of replacing “9.9%” with “14.9%”

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in the two places it appears therein. A copy of the Letter Agreement is included as Exhibit 99.6 to this Schedule 13D and is incorporated by reference herein. The foregoing summary of the Letter Agreement is qualified in its entirety by reference to the full text of the Letter Agreement.

Item 5.	Interest in Securities of the Issuer

Paragraphs (a) and (b) of Item 5 of the Schedule 13D are hereby amended and restated in their entirety as follows:

(a) and (b). 1700480, as a wholly-owned subsidiary of Teachers’, may be deemed to share voting and dispositive power with Teachers’ with respect to the 23,286,237 shares of Common Stock it beneficially owns, representing approximately 16.2% of the shares of Common Stock outstanding. Pursuant to the Master Agreement, as amended by the Letter Agreement, 1700480 agreed that if it and its affiliates collectively own (beneficially or of record) more than 14.9% of the outstanding shares of Common Stock, 1700480 will cause to be voted in accordance with the recommendations of the Issuer’s Board of Directors all of the shares of Common Stock owned by them in excess of such number of shares that represents 14.9% of the outstanding shares of Common Stock. The foregoing summary of the Master Agreement, as amended by the Letter Agreement, is qualified in its entirety by reference to the full text of the Master Agreement and the full text of the Letter Agreement.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following immediately prior to the last paragraph thereof:

On August 8, 2016, the Issuer, Teachers’ and 1700480 executed the Letter Agreement. See “Item 4. Purpose of Transaction” for a description of the Letter Agreement, which is qualified in its entirety by reference to the Letter Agreement, a copy of which is filed as Exhibit 99.6 hereto and incorporated herein by reference in answer to this Item 6.

Item 7.	Material to Be Filed as Exhibits

Exhibit No.	Description

Exhibit 99.1	Master Agreement, dated as of November 14, 2014, by and among The Macerich Company, Pacific Premier Retail LP, MACPT LLC, Macerich PPR GP LLC, Queens JV LP, Macerich Queens JV LP, Queens JV GP LLC, and 1700480 Ontario Inc. (incorporated by reference to Exhibit 2.1 to The Macerich Company’s Current Report on Form 8-K filed on November 18, 2014).

Exhibit 99.2	Registration Rights Agreement, dated as of November 14, 2014, by and between The Macerich Company and 1700480 Ontario Inc. (incorporated by reference to Exhibit 10.1 to The Macerich Company’s Current Report on Form 8-K filed on November 18, 2014).

Exhibit 99.3	Representation Letter, dated as of November 24, 2014, executed and delivered by The Macerich Company and agreed to by Ontario Teachers’ Pension Plan Board and 1700480 Ontario Inc. (incorporated by reference to Exhibit 99.3 to the Original Schedule 13D filed on November 24, 2014).

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Exhibit 99.4	Limited Waiver, dated as of November 14, 2014, of the Macerich Company to Ontario Teachers’ Pension Plan Board and its affiliates (incorporated by reference to Exhibit 99.4 to the Original Schedule 13D filed on November 24, 2014).

Exhibit 99.5	Joint Filing Agreement, dated November 24, 2014, by and between Ontario Teachers’ Pension Plan Board and 1700480 Ontario Inc. (incorporated by reference to Exhibit 99.5 to the Original Schedule 13D filed on November 24, 2014).

Exhibit 99.6	Letter Agreement, dated as of August 8, 2016, by and among The Macerich Company, Ontario Teachers’ Pension Plan Board and 1700480 Ontario Inc.

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Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 9, 2016

Ontario Teachers’ Pension Plan Board

By:	/s/ Rossana Di Lieto
Name:	Rossana Di Lieto
Title:	Chief Compliance Officer and Vice President

1700480 Ontario Inc.

By:	/s/ Salvatore Iacono
Name:	Salvatore Iacono
Title:	Authorized Officer

SCHEDULE A

CERTAIN INFORMATION REGARDING THE BOARD MEMBERS AND OFFICERS

OF ONTARIO TEACHERS’ PENSION PLAN BOARD

Set forth in the table below are the name, current residence or business address and current occupation or employment of each of the board members and officers of Ontario Teachers’ Pension Plan Board, an Ontario, Canada corporation (“Teachers’”). Each director and officer is a citizen of Canada with the exception of: (i) Kathleen O’Neill who is a citizen of Canada and Ireland; (ii) Bjarne Graven Larsen who is a citizen of Denmark; and (iii) Andrew Jonathan Mark Taylor who is a citizen of the United Kingdom.

Name	Residence or Business Address	Occupation or Employment

Rodney Stephen Albert (Board Member)	566 Rosebank Road S. Pickering, ON L1W 2N5	Board Member

William Frank Chinery (Board Member)	129 Yonge Boulevard, Toronto, ON M5M 3H2	Board Member

Patricia Anne Croft (Board Member)	155 Talbot Drive Oakville, ON L6L 4C4	Board Member

Lise Fournel (Board Member)	30 Lakeshore Boulevard Beaconsfield, Quebec H9W 4H3	Senior Vice President & Chief Information Officer, Air Canada

John David Murray (Board Member)	43 Centennial Boulevard Ottawa, ON K1S 0M6	Board Member

Kathleen O’Neill (Board Member)	21 Wilgar Road Toronto, ON M8X 1J3	Board Member

Steven Robert McGirr (Board Member)	206 Bloor Street West Suite 1102 Toronto, ON M5S 1T8	Board Member

Barbara Frank Palk (Board Member)	4 Douglas Drive Toronto, ON M4W 2B3	Board Member

David William Smith (Board Member)	37 Burton Road Toronto, ON M5P 1V1	Board Member

Daniel Francis Sullivan (Board Member)	65 Chestnut Park Road Toronto, ON M4W 1W7	Board Member

Jean Turmel (Board Member)	1067 Boul. Mont-Royal Outremont, QUE H2V 2H5	President, Perseus Capital Inc.

OFFICERS

Tracy Lee Abel	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Senior Vice President, Member Services

Andrew James Claerhout	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Senior Vice President, Infrastructure & Natural Resources

Jeffrey Michael Davis	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	General Counsel, Senior Vice President, Corporate Affairs and Corporate Secretary

Ziad Hindo	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Senior Vice President, Capital Markets

Wayne Anthony Kozun	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Senior Vice President, Public Equities

Bjarne Graven Larsen	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Executive Vice President & Chief Investment Officer

Rosemarie Ellen McClean	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Senior Vice President and Chief Operations Officer

David Lloyd McGraw	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Senior Vice President & Chief Financial Officer

Marcia Elizabeth Mendes-d’Abreu	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Senior Vice President, Human Resources & Facilities

Ronald Wesley Mock	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	President & Chief Executive Officer

Nicole Theresa Musicco	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Regional Managing Director, Asia Pacific

Sarah Jane Rowe	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Senior Vice President, Private Capital

Andrew Jonathan Mark Taylor	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Regional Managing Director, Europe, Middle East and Africa

Michael Peter Wissell	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Senior Vice President, Portfolio Construction

Barbara Maria Zvan-Watson	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Senior Vice President, Strategy & Risk and Chief Investment Risk Officer

EXHIBIT INDEX

Exhibit 99.1	Master Agreement, dated as of November 14, 2014, by and among The Macerich Company, Pacific Premier Retail LP, MACPT LLC, Macerich PPR GP LLC, Queens JV LP, Macerich Queens JV LP, Queens JV GP LLC, and 1700480 Ontario Inc. (incorporated by reference to Exhibit 2.1 to The Macerich Company’s Current Report on Form 8-K filed on November 18, 2014).

Exhibit 99.2	Registration Rights Agreement, dated as of November 14, 2014, by and between The Macerich Company and 1700480 Ontario Inc. (incorporated by reference to Exhibit 10.1 to The Macerich Company’s Current Report on Form 8-K filed on November 18, 2014).

Exhibit 99.3	Representation Letter, dated as of November 24, 2014, executed and delivered by The Macerich Company and agreed to by Ontario Teachers’ Pension Plan Board and 1700480 Ontario Inc. (incorporated by reference to Exhibit 99.3 to the Original Schedule 13D filed on November 24, 2014).

Exhibit 99.4	Limited Waiver, dated as of November 14, 2014, of the Macerich Company to Ontario Teachers’ Pension Plan Board and its affiliates (incorporated by reference to Exhibit 99.4 to the Original Schedule 13D filed on November 24, 2014).

Exhibit 99.5	Joint Filing Agreement, dated November 24, 2014, by and between Ontario Teachers’ Pension Plan Board and 1700480 Ontario Inc. (incorporated by reference to Exhibit 99.5 to the Original Schedule 13D filed on November 24, 2014).

Exhibit 99.6	Letter Agreement, dated as of August 8, 2016, by and among The Macerich Company, Ontario Teachers’ Pension Plan Board and 1700480 Ontario Inc.